UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42294

Wellchange Holdings Company Limited

(Translation of registrant’s name into English)

Unit 7 On 25th Floor Global Gateway Tower, No.63 Wing Hong Street,

Kowloon, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Appointment of Mr. Jun Liu as an Independent Director

On February 25, 2026, the board of directors of Wellchange Holdings Company Limited (the “Company”) (the “Board) appointed Mr. Jun Liu (“Mr. Liu”) as an independent director, and a member of audit committee, compensation committee and nomination committee of the Company. Mr. Liu is a senior financial management executive with more than 20 years of experience in finance, investment and asset management. Since January 2021, he has served as General Manager of Hunan Shenghong Private Fund Management Co., Ltd., where he is responsible for financial management and audit oversight. From June 2017 to December 2020, he served as Deputy General Manager of Zhuhai Jingxiang Investment Management Co., Ltd., overseeing finance, risk control and compliance matters. From June 2007 to May 2017, he served as Manager of the Finance Department at GF Securities Guangzhou Xinde Investment Management Co., Ltd. Mr. Liu received a master’s degree in accounting from Xiamen University in June 2006 and a bachelor’s degree in financial management from Hunan University of Commerce (now Hunan University of Technology and Business) in June 2002.

Mr. Liu does not have a family relationship with any director or executive officer of the Company. He has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The Board has determined that Mr. Liu is independent, pursuant to the definition of independence under Rule 5605(a)(2) of the Nasdaq Listing Rules, based on an evaluation of the relationships between the Company and Mr. Liu.

Mr. Liu entered into a director offer letter with the Company on February 25, 2026, pursuant to which he will serve as an independent director until his successor is duly elected and qualified, subject to annual re-appointment by the Board. Under the director offer letter, Mr. Liu will receive annual compensation of US$20,000 for his services as an independent director of the Company. The director offer letter is qualified in its entirety by reference to the complete text of the letter, which is filed hereto as Exhibit 10.1.

Appointment of Ms. Yiyun Wang as an Independent Director

On February 25, 2026, the Board appointed Ms. Yiyun Wang (“Ms. Wang”) as an independent director, the chairman of the compensation committee of the Company, and a member of nominating and audit committee. Ms. Wang is a legal and compliance professional with a multidisciplinary background in law and financial risk management. Since July 2021, she has served as Legal Director of Hunan Shenghong Fund Management Co., Ltd., where she is responsible for risk assessment of investment targets, review of due diligence reports, and compliance review of business models. She provides risk analysis and compliance opinions for the company’s projects to ensure that investment decisions are conducted in accordance with applicable laws and regulations. From January 2019 to June 2021, she served as a practicing attorney at Guangdong Yiyue Law Firm, focusing on corporate legal affairs and providing legal services in corporate governance, contract review, and investment and financing compliance matters. Ms. Wang obtained a Master of Laws degree from Northeastern University in 2007 and a bachelor’s degree in mechanical engineering design and Automation from Northeastern University in 2004. She obtained her PRC Legal Professional Qualification in 2010 and received a Business Planner Certification issued by the Ministry of Human Resources and Social Security in 2015.

Ms. Wang does not have a family relationship with any director or executive officer of the Company. She has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The Board has determined that Ms. Wang is independent, pursuant to the definition of independence under Rule 5605(a)(2) of the Nasdaq Listing Rules, based on an evaluation of the relationships between the Company and Ms. Wang.

Ms. Wang entered into a director offer letter with the Company on February 25, 2026, pursuant to which he will serve as an independent director until her successor is duly elected and qualified, subject to annual re-appointment by the Board. Under the director offer letter, Ms. Wang will receive annual compensation of US$20,000 for her services as an independent director of the Company. The director offer letter is qualified in its entirety by reference to the complete text of the letter, which is filed hereto as Exhibit 10.2.

Resignations of Independent Directors

On February 26, 2026, Mr. Lau Yun Chau and Mr. Chu Chi Hong each notified the Company of their resignations as an Independent Director, effective upon delivery of their written notices of resignation to the Board of Directors, which occurred on February 26, 2026.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director offer letter between the Company and Mr. Jun Liu
10.2	Director offer letter between the Company and Ms. Yiyun Wang

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wellchange Holdings Company Limited

Date: March 6, 2026	By:	/s/ Shek Kin Pong
	Name:	Shek Kin Pong
	Title:	Chief Executive Officer

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